# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Little Libros, LLC

*Legal status of issuer*

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> California
>
> *Date of organization*
> September 4, 2014

*Physical address of issuer*
730 Centinela Avenue, Inglewood, CA 90302

*Current number of employees*
14

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $1,748,002.00 | $1,772,844.00 |
| **Cash & Cash Equivalents** | $132,277.00 | $33,567.00 |
| **Accounts Receivable** | $317,224.00 | $365,726.00 |
| **Short-term Debt** | $587,037.00 | $353,203.00 |
| **Long-term Debt** | $454,139.00 | $381,053.00 |
| **Revenues/Sales** | $1,789,756.00 | $2,183,806.00 |
| **Cost of Goods Sold** | $868,555.00 | $749,918.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $-331,762.00 | $-1,312,622.00 |


**December 12, 2025**


**FORM C-AR**


**Little Libros, LLC**




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Little Libros, LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.LilLibros.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is December 12, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

***Forward Looking Statement Disclosure***

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking* *statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Little Libros, LLC (the "Company") is a California Limited Liability Company, formed on September 4, 2014. The Company is currently also conducting business under the name of Lil' LIBROS .

The Company is located at 730 Centinela Avenue, Inglewood, CA 90302.

The Company's website is https://www.LilLibros.com .

The information available on or through our website is not a part of this Form C-AR.

**The Business**

The company publishes and distributes children's books, products, and content promoting bilingual education and early literacy.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*The Company's reliance on social media for marking could have a negative impact if interrupted as it could slow down our visibility, growth, and profitability.*
The Company relies on third party technology vendors such as Shopify, Google, PayPal, Shipstation for payments, financial services, and profitability. Any interruption in the availability of these services could have a material negative impact on our ability to deliver service to customers, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms

violations according to these third parties. The prospect of increased regulation may create challenges to our users and service offerings.

The children's media industry is a highly competitive market.

We cannot assure that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss or market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

In order to respond to market changes, the founders from time to time may make changes to the Company to adapt to market.

The Company will continue its research and development activities for its new products and begin its production operations which require capital.

There is no certainty that the initial financing will be sufficient to establish that our future products are viable, in which case additional development financing will be required.

Economical changes may affect the Company's profit margin and slow down distribution, such as increase in raw materials, global supply issues, tariffs, and political unrest.

The Company founders may not be able to work full-time in the event of health, family, or other extenuating circumstances. Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Additional issuance of securities.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investors in the Company. The Investors may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of

the Investor's interest in the Company.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from unit holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interest held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or non-ability to influence a potential sale of the Company or a substantial portion of its assets.

6

Transactions with related parties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of management of the Company to its unit holders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the

Risk Factors discussed above.

***The company's reliance on social media for marketing could have a negative impact if interrupted as it could slow down our visibility, growth, and profitability.***
The Company relies on third party technology vendors such as Shopify, Google, PayPal, Shipstation for payments, financial services, and profitability.

Any interruption in the availability of these services could have a material negative impact on our ability to deliver service to customers, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms

violations according to these third parties. The prospect of increased regulation may create challenges to our users and service offerings.

The children's media industry is a highly competitive market.

We cannot assure that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss or market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

In order to respond to market changes, the founders from time to time may make changes to the Company to adapt to market.

The Company will continue its research and development activities for its new products and require capital.

There is no certainty that the initial financing will be sufficient to establish that our future products are viable, in which case additional development financing will be required.

Economical changes may affect the Company's profit margin and slow down distribution, such as increase in raw materials, global supply issues, and political unrest.

The Company founders may not be able to work full-time in the event of health, family, or other extenuating circumstances.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Additional issuance of securities.

Following the Investor's investment in the Company, the Company may sell interests to

additional investors, which will dilute the percentage interest of the Investors in the Company.

The Investors may have the opportunity to increase its investment in the Company in such a

transaction, but such opportunity cannot be assured. The amount of additional financing needed

by the Company, if any, will depend upon the maturity and objectives of the Company. The

declining of an opportunity or the inability of the Investor to make a follow-on investment, or the

lack of an opportunity to make such a follow-on investment, may result in substantial dilution of

the Investor's interest in the Company.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from unit holders, which may serve

to decrease any liquidity in the market for such securities, decrease the percentage interest held


***The children's media industry is a highly competitive market.***
We cannot assure that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.


***In order to respond to market changes, the founders from time to time may make changes to the company to adapt to market.***

*The Company will continue its research and development activities for its new products and begin its production operations which require capital.*

There is no certainty that the initial financing will be sufficient to establish that our future products are viable, in which case additional development financing will be. required.

*Economical changes may affect the company's profit margin and slow distribution, such as increase in raw materials, global supply issues, and political unrest.*

*The company founders may not be able to work full-time in the event of health, family, or other extenuating circumstances.*

*Our future success depends on the efforts of a small management team.*

The loss of services of the members of the management team may have an adverse effect on the company. There can b e no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business

*Additional issuances of securities.*

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

*Issuer repurchases of securities.*

The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

*A sale of the issuer or of assets of the issuer.*

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets.

*Transactions with related parties.*

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

**BUSINESS**

**Description of the Business**

The company publishes and distributes children's books, products, and content promoting bilingual education and early literacy.

**Co-Issuer**

Legal Name: Lil' Libros I, a Series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed: 2021-11-29

Address: 4104 24th St.

Optional Address: PMB 8113

Country: DE

City: San Francisco

State: CA

Zipcode: 94114

Phone Number:

Contact:

Website: https://wefunder.com/

**Business Plan**

Our business model relies on the continued growth and success of our existing books and products, as well as the creation of new products. The markets and industry segments in which we offer our products are highly competitive. We utilize our marketing, authenticity, grassroots approach, and online presence to educate consumers about the importance of culturally relevant media. We work collaboratively with our distributor and customers to improve our presence and products and earn our customer's trust. We believe we must continue to provide new, innovative books and products in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.

We develop and distribute high-quality and culturally-relevant content for parents, children and schools. We manage our brands with creativity, expertise and discipline to produce and distribute multicultural books and children's media experiences across a wide variety of platforms and engage consumers in many facets of their lives. With a strategic focus on content, we aim to:

* expand, enhance and evolve our brands worldwide by creating and acquiring necessary content and resources, building new partnerships who share the same goals and innovating in other forms of media;

* foster a creative, dynamic and diverse company culture that reflects the diverse audiences we serve and strengthens our position as a leader in media for consumers around the world;

* deepen our connection with audiences by investing wisely in content that fits our core businesses and brand portfolios and resonates with targeted audiences;

* continue to develop and refine innovative ways to distribute our content;

* fuel organic growth by developing products with local, regional and multinational appeal;

* limit the impact of intellectual property theft by providing compelling, legitimate offerings, as well as through technology solutions, communications, legal enforcement and other activities;

* drive efficiencies, execute strategies and maintain a strong financial position through operational discipline; and

* generate significant long-term value for our stockholders.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Patricia Rodriguez

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CCO and Co-Founder, 2014 - Current

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Executive, 2014 - Current

*Education*

N/A

*Name*

Ariana Stein

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

2014 - current

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Executive, 2014 - Current

*Education*

California State University - Dominguez Hill , Bachelor of Business Administration (B.B.A) Goldman Sachs 10K Small Business Programme - Cohort 13 - Alumni, Entrepreneurial Studies

## Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Patricia Rodriguez

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CCO and Co-Founder, 2014 - Current

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Executive, 2014 - Current

*Education*

N/A

*Name*

Ariana Stein

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

2014 - current

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Executive, 2014 - Current

*Education*

California State University - Dominguez Hill , Bachelor of Business Administration (B.B.A) Goldman Sachs 10K Small Business Programme - Cohort 13 - Alumni, Entrepreneurial Studies

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 14 employees

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of security** | Preferred Units LLC/Membership Interests |
| **Amount outstanding** | 1,346,578 |
| **Voting Rights** | No |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |
| **Other Material Terms or information.** | |

| | |
|---|---|
| **Type of security** | Common LLC/Membership Interests |
| **Amount outstanding** | 2,000 |
| **Voting Rights** | Yes |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |
| **Other Material Terms or information.** | |

The Company has the following debt outstanding:

| | |
|---|---|
| **Type of debt** | Working Capital |
| **Name of creditor** | Shopify |
| **Amount outstanding** | $954.75 |
| **Interest rate and payment schedule** | 15.51% per annum |
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | October 25, 2024 |
| **Other material terms** | |

The total amount of outstanding debt of the company is $954.75.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| LLC/Membership Interests | 248,578 | $2,485,784.00 | Increase publishing catalog, create more products expand team, and move to larger warehouse. | April 30, 2022 | Regulation CF |

## Ownership

The company is owned by Ariana Stein, Patricia Rodriguez, and Lil' Libros I, SPV.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Ariana Stein | 32.2% |
| Patricia Rodriguez | 32.2% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

Our most recent financing was conducted in April 2023. Following the Offering, we do not intend to raise capital again until we reach a milestone that requires capital. We are currently focusing on elevating our brands by investing in marketing, expanding our team, creating more resources, increasing our consumer product line, and expanding our reach to digital media. We are not certain when or if we will generate profits in the future, and intend to devote our resources to meeting our goals.

Lil' Libros objectives for the next 12 months include: Distribution transition from a boutique distributor to a globally recognized, worldwide leader in publishing, Simon & Schuster. Continue to increase online sales by 150% through targeted marketing and optimization of our website.

Continue to expand distribution in the education market, healthcare, non-profits, bookstores, mass merch, and specialty retailers nationally and internationally. Increase our school book fair offerings and expand our reach to other geographic from local to national. Increase brand awareness and engagement on social media platforms by 50%, including Instagram, TikTok, and Facebook. Expand our media offerings into digital platforms by incorporating animation development and production to bring our stories to life. Improve profitability by increasing gross margins. To achieve these objectives, we plan to: Over the next 12 months, Lil' Libros will complete a full distribution transition from our boutique distributor to Simon & Schuster, a globally recognized leader in publishing. This process will include integrating our catalog, transferring inventory, updating metadata, and aligning our operational systems. We will establish monthly coordination meetings with S&S sales, marketing, and operations teams to ensure a seamless onboarding. Once the transition is finalized, we will launch a co-branded announcement across press, social channels, and retail partners to amplify visibility, positioning this partnership as a catalyst for significant growth in our wholesale reach. To achieve an increase in online sales, we will strengthen our digital presence through a multi-pronged approach focused on optimization and targeted outreach. This includes improving the website's user experience and checkout flow, enhancing mobile responsiveness, and developing seasonal landing pages for key campaigns. We will expand email and SMS marketing with stronger segmentation and automation, implement monthly paid advertising across Meta, Google, and TikTok, and scale our affiliate and influencer partnerships within bilingual and parenting communities. Together, these initiatives will increase conversion, boost returning customer rates, and drive sustained DTC growth. Lil' Libros will grow its footprint across education, healthcare, non-profit organizations, bookstores, mass merchants, and specialty retailers both nationally and internationally. To support this expansion, we will develop tailored sales materials and pricing structures for each vertical, attend key industry trade shows, and leverage Simon & Schuster's expanded sales force to introduce our titles to new accounts. To grow our presence in school book fairs, we will formalize a dedicated Lil' Libros Book Fair Program that includes curated collections, educator resources, and bilingual literacy bundles. We will partner with regional distributors, PTA organizations, and educator networks to expand our reach from local to national markets. Additionally, we will implement a digital ordering option for schools that cannot host physical fairs, increasing accessibility and participation. Through special incentives, fundraising opportunities, and compelling bilingual offerings, we aim to significantly increase our book fair footprint and reach families in new regions across the country. To boost brand awareness and engagement by 20%, we will expand our digital storytelling across Instagram, TikTok, and Facebook. This will include a structured 12-month content calendar with behind-the-scenes art, author features, literacy tips, and mission-driven stories that highlight the importance of bilingual education. We will launch TikTok shop, create short animations or educator-focused Instagram reels, while amplifying reach through influencer collaborations, strategic giveaways, and community challenges. By tracking performance analytics and optimizing content accordingly, we will strengthen our online presence and increase traffic to our website and retail channels. Lil' Libros will begin developing digital media offerings by incorporating animation and exploring opportunities to bring our stories to life through short-form and long-form content. We will identify flagship titles suitable for animation and bring a team to produce storyboards, character designs, and pilot episodes. Initial animated shorts will be tested on social platforms to gauge audience response and refine our creative direction. We will also explore partnerships with streaming services, educational platforms, and children's media channels to expand our reach and lay the groundwork for future licensing opportunities. To improve profitability, Lil' Libros will focus on increasing gross margins through smarter production, better forecasting, and optimized operations. We will assess and renegotiate print and freight costs, streamline warehousing efficiencies, and improve demand planning to reduce overprinting and minimize waste. On the revenue side, we will increase average order value by offering bundled products, upsell opportunities, and potential subscription offerings. Additionally, we will refine our advertising strategy to prioritize profitable customer acquisition channels. These combined efforts will strengthen our financial position while supporting long-term sustainable growth. By implementing these strategies, Lil' Libros can reach new customers, expand our brand presence, and increase sales, in turn driving profitability and growth, but most importantly help continue to enrich the lives of young children!

**Liquidity and Capital Resources**

On April 30, 2022 the Company conducted an offering pursuant to Regulation CF and raised $2,485,784.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

**Capital Expenditures and Other Obligations**

**Material Changes and Other Information**

**Trends and Uncertainties**

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ariana Stein
(Signature)

Ariana Stein
(Name)

CEO, Executive, Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A        Financial Statements

# LITTLE LIBROS, LLC

*(a California limited liability company)*

Financial Statements

For the calendar years ended December 31, 2024 and 2023

November 13, 2025

Re:     2024-2023 Financial Statements


Below are the financial statements of LITTLE LIBROS, LLC (a limited liability company organized in California) (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, members' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations, members' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Jemin Na, CPA

## LITTLE LIBROS, LLC
## BALANCE SHEETS
### As of December 31, 2024, and 2023
### See accompanying CPA's Report and Notes to the Financial Statements

|  | 2024 | 2023 |
|---|---|---|
| **TOTAL ASSETS** |  |  |
| Current Assets |  |  |
| Cash and cash equivalents | $ 132,277 | $33,567 |
| Accounts receivable, net | 317,224 | 365,726 |
| Inventory | 739,875 | 843,950 |
| Other current assets | 456,096 | 440,427 |
| Total Current Assets | 1,645,472 | 1,683,670 |
|  |  |  |
| Fixed assets, net | 38,580 | 43,654 |
| Other assets | 63,950 | 45,520 |
|  |  |  |
| **TOTAL ASSETS** | **$ 1,748,002** | **$ 1,772,844** |
|  |  |  |
| **LIABILITIES AND MEMBERS' EQUITY** |  |  |
| Liabilities |  |  |
| Current Liabilities |  |  |
| Accounts and credit cards payable | $ 364,336 | $ 234,423 |
| Other current liabilities | 222,701 | 118,780 |
| Total Current Liabilities | 587,037 | 353,203 |
|  |  |  |
| Non-Current Liabilities |  |  |
| Loans payable, non-current | 454,139 | 381,053 |
|  |  |  |
| **TOTAL LIABILITIES** | **1,041,176** | **734,256** |
|  |  |  |
| Members' Equity |  |  |
| Members' contributions | 2,436,061 | 2,436,061 |
| Members' distributions | (47,748) | (47,748) |
| Accumulated earnings | (1,681,487) | (1,349,725) |
| **TOTAL MEMBERS' EQUITY** | **706,826** | **1,038,588** |
|  |  |  |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | **$ 1,748,002** | **$ 1,772,844** |

# LITTLE LIBROS, LLC
## STATEMENT OF OPERATIONS
### Calendar years ended December 31, 2024 and 2023
### See accompanying CPA's Report and Notes to the Financial Statements

|                                       | 2024          | 2023           |
|---------------------------------------|---------------|----------------|
| Revenues, net                         | $ 1,789,756   | $ 2,183,806    |
| Less: Cost of goods sold              | 868,555       | 749,918        |
| Gross Profit                          | 921,201       | 1,433,888      |
|                                       |               |                |
| Operating Expenses:                   |               |                |
| General and administrative            | 541,119       | 732,259        |
| Marketing                             | 37,535        | 66,730         |
| Salaries and wages                    | 490,027       | 754,984        |
| Shipping and delivery                 | 58,881        | 71,035         |
| Total Operating Expenses              | 1,127,562     | 1,625,008      |
|                                       |               |                |
| Net operating income (loss)           | (206,361)     | (191,120)      |
|                                       |               |                |
| Other Expense:                        |               |                |
| Other income (expense), net           | (94,554)      | (1,101,163)    |
| Depreciation (expense)                | (5,072)       | (6,029)        |
| Interest (expense)                    | (24,975)      | (13,510)       |
|                                       |               |                |
| (Provision) benefit for income taxes  | (800)         | (800)          |
|                                       |               |                |
| Net Income (Loss)                     | $ (331,762)   | $ (1,312,622)  |

## LITTLE LIBROS, LLC
### STATEMENT OF MEMBERS' EQUITY
#### Calendar years ended December 31, 2024 and 2023

| | Members' Contributions | Members' Distributions | Accumulated Earnings | Total Members' Equity |
|---|---|---|---|---|
| **Balance as of January 1, 2023** | $ 2,436,061 | $ (47,748) | $ (37,103) | $ 2,351,210 |
| Member distribution | | | | |
| Net income | | | (1,312,622) | (1,312,622) |
| **Balance as of December 31, 2023** | $ 2,436,061 | $ (47,748) | $ (1,349,725) | $ 1,038,588 |
| Member contribution | | | | |
| Net income (loss) | | | (331,762) | (331,762) |
| **Balance as of December 31, 2024** | $ 2,436,061 | $ (47,748) | $ (1,681,487) | $ 706,826 |

# LITTLE LIBROS, LLC
## STATEMENT OF CASH FLOWS
### Calendar years ended December 31, 2024 and 2023
### See accompanying CPA's Report and Notes to the Financial Statements

|  | 2024 | 2023 |
|---|---|---|
| **Cash Flows From Operating Activities** |  |  |
| Net Income | $ (331,762) | $ (1,312,622) |
| Adjustments to reconcile net loss to net cash used in operating activities: |  |  |
| Depreciation and amortization | 5,072 | 6,029 |
| Changes in operating assets and liabilities: |  |  |
| (Increase) Decrease in accounts receivable | 48,502 | 268,165 |
| (Increase) Decrease in inventory | 104,075 | 162,191 |
| (Increase) Decrease in other current assets | (15,669) | 331,485 |
| Increase (Decrease) in accounts and credit cards payable | 129,913 | 197,155 |
| Increase (Decrease) in all other current liabilities | 111,660 | 23,652 |
| Increase (Decrease) in all other assets | (18,430) | (35,520) |
| Net Cash Provided In Operating Activities | 25,622 | (359,465) |
|  |  |  |
| **Cash Flows From Investing Activities** |  |  |
| Capital expenditures | 0 | (15,581) |
| Net Cash Used In Investing Activities | 0 | (15,581) |
|  |  |  |
| **Cash Flows From Financing Activities** |  |  |
| Proceeds from Shareholders | 115,331 | 0 |
| Proceeds from Intuit | 0 | 28,721 |
| Proceeds from Shopify | 0 | 22,236 |
| Repayment of Intuit | (28,721) | 0 |
| Repayment of Shopify | (21,281) | 0 |
| Repayment of Royalties | 0 | 45,580 |
| Net Cash Provided (Used) By Financing Activities | 65,349 | 96,537 |
|  |  |  |
| Net Change In Cash | 98,710 | (278,509) |
|  |  |  |
| Cash at Beginning of Period | 33,567 | 312,076 |
| Cash at End of Period | $    132,277 | $    33,567 |

**LITTLE LIBROS, LLC**
**NOTES TO THE FINANCIAL STATEMENTS**
**Calendar years ended December 31, 2024 and 2023**
**See accompanying CPA's Report**

## NOTE 1 - NATURE OF OPERATIONS

LITTLE LIBROS, LLC ("the Company") is a limited liability company organized under the laws of the State of California on September 4, 2014. The Company publishes and distributes children's books, products, and content promoting bilingual education and early literacy.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

*Use of Estimates*
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2024, the Company is operating as a going concern.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2024 and 2023, the Company had $132,277 and $33,567 cash on hand, respectively.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2024, and 2023, the Company had $317,224 and $365,726 in accounts receivable, respectively. The Company has accrued bad debts of $127,949 as of December 31, 2024.

*Sales Taxes*
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

*Property and Equipment*

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2024 and 2023, the Company maintained fixed assets with a net book value of $38,580 and $43,654, respectively.

*Fair Value Measurements*

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

*Income Taxes*

The Company is taxed as a C corporation as of 2020 and was taxed as an S corporation prior to 2020. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC

606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the sale of tangible products are recorded when the goods are shipped and delivered.

*Sales and Marketing Expenses*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

## NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes starting in 2020 and has accrued tax expense at the statutory rate.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

## NOTE 4 – MEMBER CAPITAL

The Company has two classes of membership units: Common Units and Preferred Series Seed Units. The Common Units are held by two individuals and the Preferred Series Seed Units are held by multiple individuals (i.e. employees, advisors, and SPV).

## NOTE 5 –DEBT AND ROYALTIES

*Shopify*
The company secured loans from Shopify in 2025 amounting to $50,850 to support its operational growth and expansion initiatives.  As of the current date, the company has successfully repaid $35,919 of this total demonstrating our commitment to managing our financial obligations responsibility while continuing to invest in our business development.

*Royalties*
The Company's deferred royalty liabilities are royalties owed to the founders who authored 38 books published and distributed since 2014.  The royalty expense is recorded as a cost of goods sold.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

*Litigation*
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

## NOTE 7 – RELATED PARTY TRANSACTIONS

*Related-Party Transactions*
The Company owes royalties to the members of the Company that have not been paid nor bear interest.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.  However, the Company believes that the royalty rate paid to the authors to be representative of industry practices.

## NOTE 9 – SUBSEQUENT EVENTS

*Reg CF Securities Offering*
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF.  The securities offering will be listed with WeFunder and they will receive compensation for the listing commensurate with its standard terms.

*Management's Evaluation*
Management has evaluated subsequent events through December 31, 2024, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.